SECU[barcode] 10025883 SION

SEC
Mail Processing
Section

FEB 22 2010

Washington, DC
104

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAPERE WEALTH CREATION, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 MATTHEWS STATION ST., #2-A
(No. and Street)

MATTHEWS	NC	28105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT P. TREASE (704) 321-5244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BATCHELOR, TILLERY & ROBERTS, LLP
(Name – *if individual, state last, first, middle name*)

3605 GLENWOOD AVENUE, SUITE 350	RALEIGH	NC	27612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SCOTT P. TREASE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAPERE WEALTH CREATION, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT/CCO

Title

Notary Public

S. TRAVIS BALDREE
Notary Public
Mecklenburg County
My Commission expires
02/29/2012
NORTH CAROLINA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAPERE WEALTH CREATION, LLC

Financial Statements

December 31, 2009

(With Independent Auditors' Report Thereon)

SAPERE WEALTH CREATION, LLC

Table of Contents

December 31, 2009

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Members
Sapere Wealth Creation, LLC:

We have audited the accompanying balance sheet of Sapere Wealth Creation, LLC (the "Company") as of December 31, 2009, and the related statements of income, members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1-2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

February 12, 2010

SAPERE WEALTH CREATION, LLC

Balance Sheet

December 31, 2009

Assets	
Current assets:	
Cash	$ 36,633
Commissions receivable	5,174
Other current assets	1,980
Total current assets	$ 43,787
Liabilities and Members' Equity	
Current liabilities - accounts payable	13,239
Members' equity	30,548
Total liabilities and members' equity	$ 43,787

See accompanying notes to financial statements.

SAPERE WEALTH CREATION, LLC

Statement of Income

Year ended December 31, 2009

Revenues	$	34,319
Operating expenses:		
Commissions and advisory fees		14,505
Contractual services		8,979
Professional fees		22,764
Insurance		3,463
Occupancy		1,584
Miscellaneous		1,994
		53,289
Net loss	$	(18,970)

See accompanying notes to financial statements.

SAPERE WEALTH CREATION, LLC

Statement of Changes in Members' Equity

Year ended December 31, 2009

Members' equity, December 31, 2008	$ 39,518
Net loss for 2009	(18,970)
Capital contributions in 2009	10,000
Members' equity, December 31, 2009	$ 30,548

See accompanying notes to financial statements.

SAPERE WEALTH CREATION, LLC

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities:		
Net loss	$	(18,970)
Adjustments to reconcile net loss		
to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		41
Other current assets		(245)
Accounts payable		9,153
Net cash used in operating activities		(10,021)
Cash provided by financing activities-capital contribution		10,000
Net decrease in cash and cash equivalents		(21)
Cash, beginning of year		36,654
Cash, end of year	$	36,633

See accompanying notes to financial statements.

SAPERE WEALTH CREATION, LLC

Notes to Financial Statements

December 31, 2009

(1) Organization and Significant Accounting Policies

Organization

Sapere Wealth Creation, LLC (the "Company") was organized under the laws of the State of North Carolina on February 18, 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The FINRA requires a minimum capitalization of $5,000. The Company is an exempt broker-dealer as defined in provisions of SEC Rule 15c3-3(k)(1). As such, the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c-3-3", "Information for Possession or Control Requirements Under Rule 15c-3-3." and "Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts" are not applicable.

The Company's primary purpose is to engage in broker-dealer services.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Cash

Cash consists of a demand deposit account as at a financial institution. As of December 31, 2009. the Company's cash balance was fully insured.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments and money market funds purchased with a maturity of three months or less to be cash equivalents. As of December 31, 2009 there were no cash equivalents.

(1) Organization and Significant Accounting Policies, Continued

Commissions Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2009 and 2008.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the tax returns of the members. The financial statements, therefore, do not reflect a provision for income taxes.

(2) Related Party

Sapere Wealth Management, LLC (the "Parent") and the president of the Company are the members of Sapere Wealth Creation, LLC. The Company and the Parent entered into an expense sharing agreement in 2007 for properties and services provided by the Parent. Under the terms of the agreement, expense allocations are calculated on an annual basis. Included in operating expenses for the year ended December 31, 2009 was $11,430 pursuant to this agreement.

The Company also entered into a servicing agreement with Sapere Charlottesville, LLC ("SCL") in which the Parent has a 25% membership interest. A registered representative of the Company is the president of SCL. In accordance with the terms of the agreement, the Company paid $11,345 in 2009 and $14,186 in 2008 for marketing and account management services which was included in operating expenses for the year ended December 31, 2009. These payments were made directly to the president of SCL in 2009 and 2008. As of December 31, 2009, the Company owed $5,588 to the president of SCL.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $5,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the Company had net capital, as defined, of $23,394 which was $18,394 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 0.56 to 1.

(4) Subsequent Events

The date to which events occurring after December 31, 2009, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 12, 2010, the date the financial statements were available to be issued.

Schedule 1

SAPERE WEALTH CREATION, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2009

Total assets	$	43,787
Deduct: Aggregate indebtedness		13,239
Net worth		30,548
Deduct: Excluded indebtedness		-
Add: Subordinated indebtedness		-
Deduct: Non-allowable assets		7,154
Deduct: Concessions		-
Deduct: Securities haircuts		-
Net capital	$	23,394
Net capital requirements:		
Broker-dealer	$	5,000
Net capital in excess of requirements		18,394
Net capital as computed above	$	23,394

Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17A-5 As of December 31 2009

There is no significant difference between net capital in the FOCUS report as of December 31, 2009 and net capital reported above.

SAPERE WEALTH CREATION, LLC

Supplemental Schedules of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Schedule 3

SAPERE WEALTH CREATION, LLC

Supplemental Schedules of Computation and Reconciliation
of Net Capital in Accordance with Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activites are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

The Members
Sapere Wealth Creation, LLC:

In planning and performing our audit of the financial statements of Sapere Wealth Creation, LLC (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 12, 2010